EXHIBIT 99.13

All amounts in Canadian dollars unless otherwise indicated

BROOKFIELD RENEWABLE REMINDS SHAREHOLDERS OF

WESTERN WIND TO TENDER

HAMILTON, Bermuda, March 4, 2013 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN) (“Brookfield Renewable”) and WWE Equity Holdings Inc. (the “Offeror”) remind shareholders of Western Wind Energy Corp. (“Western Wind” or the “Company”) that Brookfield Renewable’s all-cash offer (the “Offer”) will expire at 5:00 p.m. (EST) on March 7, 2013.

On February 21, 2013, Brookfield Renewable announced that the Offeror had taken up 35,443,025 common shares of Western Wind, bringing its ownership to 46,767,375 common shares, or 66.1% of the issued and outstanding common shares of Western Wind.

Those Western Wind shareholders who have not yet tendered their common shares are urged to do so before the expiry time. If shareholders do not tender to the Offer before the expiry time, their shares will be acquired by the Offeror under either a compulsory acquisition pursuant to the provisions of British Columbia corporate law or a subsequent acquisition transaction as described in the Offeror’s November 26, 2012 take-over bid circular. In either case, the consideration payable will be $2.60 in cash per share of Western Wind (the same as under the Offer). It could take the Offeror approximately two months to complete such a second stage transaction so shareholders should tender now if they want to receive their consideration in the short term.

Brookfield Renewable will continue to pay to the members of its soliciting dealer group a broker fee for common shares tendered in support of the Offer prior to the expiry time that are solicited by a member of the soliciting dealer group. No such fee will be payable to brokers by Brookfield Renewable for common shares acquired during the second stage transaction.

How to Tender Shares to the Offer

Western Wind shareholders are urged to tender their shares before it expires at 5:00 p.m. (EST) on March 7, 2013 by following the instructions provided in the Offeror’s take-over bid circular dated November 26, 2012, which has been filed on SEDAR.

For further information on the Offer, please contact CST Phoenix Advisors, Brookfield Renewable’s information agent for the Offer, by toll free phone at 1-800-336-5159 or by email at inquiries@phoenixadvisorscst.com.

* * * * *

Brookfield Renewable Energy Partners (TSX: BEP.UN) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals more than 5,600 megawatts of installed capacity. Diversified across 69 river systems and 11 power markets in the United States, Canada and Brazil, the portfolio generates enough electricity from renewable resources to power more than two million homes on average each year. With a virtually fully-contracted portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

Investor Contact: Zev Korman Director, Investor Relations E-mail: zev.korman@brookfield.com Tel: (416) 359-1955	Media Contact: Andrew Willis SVP, Communications and Media E-mail: andrew.willis@brookfield.com Tel: (416) 369-8236